Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “The Company”)

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Immediate report - supply of wholesale telephony service

Immediate notification is hereby provided that in the afternoon hours of June 5, 2018, the Company was notified by the Ministry of Communications (hereinafter, the “Notice”) that the Ministry believes that the temporary arrangement with respect to telephony service in resale should not be extended. Accordingly, as of August 1, 2018, the Company is required to provide wholesale telephony services in the format prescribed in the “BSA - Bit Stream Access + Telephony” service portfolio (hereinafter, the “Service Portfolio”) and that the Company must provide such service both as a separate service and as an add-on service to the BSA service.

As stated in Section 1.7.3.5 of the section containing a description of the Company’s operations in the Company’s periodic report for 2017, in accordance with the decision of the then-current Acting Minister of Communications of May 18, 2017, the Company was required to supply telephony services in resale format for a year from July 31, 2017, and it was clarified by the Ministry of Communications that it intended to examine the possibility of extending the resale arrangement or turning it into a permanent arrangement. As indicated by the Notice, the Ministry of Communications has decided not to extend the resale arrangement or make it permanent.

It should be noted that the Company clarified to the Ministry of Communications in the past that the service format in the service portfolio is not technologically feasible and requires the replacement of a switch in a complex and protracted process (see also Section 1.7.3.5 noted above). Accordingly, the Company anticipates that it will be unable to meet the schedule provided in the Notice, but it is studying the Notice and intends to approach the Ministry in order to find a solution to the issue.

The Company estimates that the implementation of the service portfolio (if implemented) or any other solution in its place will adversely affect its financial results. At the same time, the Company is unable at the present stage to assess the extent of the impact, which may ultimately be a material one, as it depends on various variables, including scope of demand for the service, price levels of the alternative products currently available in the market (such as VOB service), and more.

The above information constitutes a translation of the Report published by Bezeq - The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.